Exhibit 99.(a)(1)(N)

April 27, 2007

To AMCC Optionholder:

We have amended our Offer to Exchange Outstanding Options to Purchase Common Stock dated April 6, 2007. The amendment has been posted on the AMCC intranet web site located at http://sp.amcc.com/finance/stockadmin/default.aspx. The amendment is for informational purposes and does not alter any of the other terms of the offer.

As a reminder, if you decide to participate in the stock option exchange program, you must complete and submit an Election Form in accordance with its terms by 5:00 p.m. Pacific Time on Thursday, May 10, 2007 unless we extend the program.

Please feel free to contact Stock Administration at (858) 535-3445 or by email at stockadm@amcc.com for further assistance.